

August 19, 2010

Mr. Hui Tian Tang
Chief Executive Officer
China BCT Pharmacy Group, Inc.
No. 102, Chengzhan Road
Liuzhou City, Guangxi Province, P.R.C. 545007

> **RE: China BCT Pharmacy Group, Inc.**
> **Amendment to Registration Statement on**
> **Form S-1**
> **Filed July 29, 2010**
> **File No. 333-165161**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 31, 2010**
> **File No. 333-145620**

Dear Mr. Tang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 7

1.   We note your response to comment four from our letter dated June 30, 2010 that you removed the last paragraph of the risk factor on page 10 that "We may be adversely

affected by complexity, uncertainties and changes in Chinese regulation of drugstores and the practice of medicine" because it was repetitive. However, we note that the paragraph removed referred to possible new laws, regulations or policies, which is not mentioned elsewhere in the current risk factor. Please revise to add back of explain why such disclosure is not required.

2. We note your reference to the opinion of Broad & Bright on page 13. Please provide us a copy of this opinion supplementally.

Business, page 39

3. We note the disclosure on page 48 that you "manufacture and market more than 8,000 products." However, it appears from disclosure elsewhere in this section that you distribute more than 8,000 products. Please reconcile. In addition, please disclose the number of products that you manufacture.

4. We partially reissue comment 18 from our letter dated June 30, 2010. Please revise the discussion of competition for the pharmaceutical manufacturing segment and the pharmaceutical distribution segment to discuss the competitive business conditions of the industry. Discuss your competitive position in the industry for the pharmaceutical manufacturing segment and discuss your methods of competition for the pharmaceutical distribution segment.

5. We note your response to comment 17 from our letter dated June 30, 2010 and the revised text. It was unclear how much of the disclosure under "Building up a modernized logistic …" was dependent on your building this new facility as contrasted to the facilities you currently have in place. Please revise this discussion to focus on the competitive advantages you currently have, if any. Your plans to build a modernized logistics center should be revised to more clearly reflect the uncertainty related to the financing of such construction. Also, discuss any activity undertaken to date to effectuate such plans and why you have no anticipated timeline. Lastly, we note the disclosure under Liquidity where you indicate a need to raise capital for your expansion plans. Revise to address how you will prioritize this project in relation to other capital needs in all relevant sections.

6. We reviewed your revised disclosure in response to our prior comment 13. Please revise to clarify if drugs are dispensed to customers under Tiers A and B if their insurance card balance is not sufficient to pay for the cost of the drugs. If so, disclose when the balance of the cost of the drug is collected (e.g. at the time the drug is dispensed or subsequently based on certain payment terms).

Raw Materials, page 48

7.   We note you enter into arrangements with suppliers to hedge against shortages in your raw materials. Please tell us about the nature of such arrangements and how these arrangements are reflected in your financial statements.

Corporate Structure and History, page 57

The Reorganization

8.   We note your statement on page 57 that you developed a restructuring plan for the purpose of entering into a transaction with a public shell company in the United States in order to have it acquire operations based in the People's Republic of China "all in compliance with PRC law." Please clarify the reference to complying with Chinese law and provide the basis for your conclusion that the restructuring was in compliance with the law.

9.   We note your statements on page 57 and 58 regarding the purpose and goals of the restructuring, including having the Liuzhou BCT shareholders earn back their shares through the Earn-in Agreement. Please revise your disclosure to summarize the analysis provided by counsel as to why the restructuring transaction satisfies Chinese law including the consideration counsel gave to the overall purpose of the transaction.

10.   Please clarify whether the shareholders of Liuzhou BCT prior to its acquisition by Forever Well were Chinese.

11.   We partially reissue comment 21 from our letter dated June 30, 2010. With a view to disclosure, please clarify your basis for concluding, under relevant law, that you do not continue to own 100% of the ownership interest in BCT Retail.

Market Price of and Dividends on Common Equity and Other Shareholder Matters, page 62

12.   The first sentence of your disclosure under this caption indicates that your stock is "currently quoted" but "is not traded." Following your tabular presentation you indicate that "[t]rading commenced on March 3, 2010." Please reconcile or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

Retail Pharmacy Segment, page 63

13.   Please revise your disclosure here to be consistent with your disclosure on page 40. Specifically clarify that you collected a co-payment through July 2009 and that, due to a change in policy, a co-payment is no longer collected.

Sales Revenue

Pharmaceutical Distribution Segment, page 66

14.   We reviewed your response to our prior comment 30 regarding the deferral of $1.5 million sales into the second quarter of 2010. Please revise to clarify if this type of deferral has been done in the past. If so, please revise to disclose the amount deferred for each period presented.

Cost of Sales

Retail Pharmacy Segment, page 68

15.   Please revise your discussion to clarify how your decrease in gross profit margin was primarily attributed to your marketing sales campaign considering you only record the cost of products in cost of sales.

Liquidity and Capital Resources

Operating Activities, page 76

16.   In order to provide an investor with a better understanding of the collectability of your receivables, please revise to disclose the accounts receivable turnover for the most recent interim period for each segment along with a discussion detailing the reasons for any increase or decrease from the prior period.

Executive Compensation, page 87

17.   We note the disclosure added in response to comment 12 from our letter dated June 30, 2010 that prior to the appointment of your Compensation Committee in June 2009, Mr. Tang was also responsible for setting his own compensation. Please revise if true, to clarify that the compensation committee was established in 2010. In addition, it is unclear whether Mr. Tang continues to exercise a role in setting his own compensation and that of the other employees in light of the Compensation Committee. We continue to note the disclosure in this section that "the base salary level for all of our employees is

established and reviewed by our Chairman and Chief Executive Officer, Mr. Tang. Please revise or advise.

18.   We note that the Summary Compensation Table does not reflect any compensation to Ms. Zhang for 2008 and 2009. Please explain, as we note that Ms. Zhang was your Corporate Strategy VP from May 2008 until her appointment as CFO.

19.   Please clarify your page 90 disclosure to indicate when the employment agreements negotiated by Mr. Tang were approved by your board and compensation committee.

2010 Omnibus Securities and Incentive Plan, page 88

20.   Please clarify who adopted this Plan. In this regard your reference to "we" was unclear as it was uncertain whether this meant your shareholders adopted the plan or not.

Item 15.

21.   We reissue comment 55 from our letter dated June 30, 2010. We note the several "steps," i.e. transactions, that composed the restructuring plan. Please break down the restructuring plan into each separate transaction, as each transaction was a separate private placement and provide the disclosure required by Item 701 of Regulation S-K for each separate transaction.

22.   We reissue comment 56 from our letter dated June 30, 2010. Please disclose the number of investors in each transaction listed in this section. For instance, we note the August 2008 restructuring plan does not include any disclosure as to the number of investors in each step of the restructuring.

23.   We note the reliance upon Section 4(2) for several transactions. Please disclose whether the investors in each transaction were sophisticated.

Exhibits

24.   We reissue comment 60 from our letter dated June 309, 2010. Please file a validly executed agreement for prior exhibit 10.13, Form of Retail Chain Leasing Contract and file the actual agreement rather than the form of agreement, as previously requested. This agreement was not filed with this amendment or the prior amendment and is no longer included in the exhibits index. Please revise.

25.   Exhibit 10.25 refers to Exhibit C, which has not been filed with the agreement. Please file the exhibit in its entirety, as required by Item 601(b)(10) of Regulation S-K.

Interim Financial Statements for the Quarter Ended March 31, 2010

General

26.   On page 38, we note you issued 1,110,000 stock options. Please (i) provide us with the terms and conditions of the options (e.g. exercise price, term, etc.) and (ii) tell us how you plan to account for these options.

Note 20 – Subsequent Events, page Q-17

27.   We note your disclosure herein has references to "this Form 10-Q." Please revise to remove such references or tell us why you believe they are appropriate.

Audited Financial Statements for Fiscal Years Ended December 31, 2009 and 2008

Notes to Financial Statements

General

28.   Please revise to provide disclosures required by FASB ASC 825-20-50 for the registration payment arrangement associated with your 2009 private placement.

Note 2 – Reorganization, page F-9

29.   We reviewed your response to our prior comment 49. Your response did not address our comment, thus the comment will be reissued. Your prior statement that the call right only represents the right to call the transfer of legal title does not appear consistent with the Shares Repurchase Agreement (Exhibit 10.9 to the Form 8-K filed on December 31, 2009). Please explain to us the distinction between (i) the right to call the transfer of legal title and (ii) the right of transfer of 51% controlling financial interest. Further, please reconcile your explanation with the agreement.

30.   We reviewed your response to our prior comment 50. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Considering Forever Well was owned by Ms. Zhang and Liuzhou BCT was owned by the former and current employees and directors of Liuzhou BCT at the time of the transaction, please tell us how the acquisition of Liuzhou BCT by Forever Well in August 2008 meets the requirements of a common control transaction. In your response, please provide a detailed analysis of the specific authoritative accounting literature you relied upon to support your accounting treatment.

Note 5 – Summary of Significant Accounting Policies

Allowance for Doubtful Accounts, page F-12

31.   We note in the current amendment to your registration statement, your removed the final paragraph of this accounting policy. This paragraph discussed the historical relationship between your allowance for doubtful accounts and actual write-offs. Please revise to include such disclosure or tell us why you believe it should continue to be excluded.

Note 11 – Trade Receivables, Net, page F-25

32.   We reviewed your response to our prior comment 53. In order to provide an investor with a better understanding of your receivables and your credit policies, please revise to include the second and third paragraphs of your supplemental response within your registration statement.

Exchange Act Filings

General

33.   We reviewed your response to our prior comments 63 through 66, noting that you plan to amend your other Exchange Act filings (e.g. Form 10-K, Form 10-Q, etc.) once all of the Staff's comments have been resolved. Please note that we may have comments on such amendments when filed.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director